Exhibit 99.3

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Quanergy Systems, Inc.

CITC Capital Acquisition Corp. Proposed Business Combination Conference Call

June 22, 2021

C O R P O R A T E    P A R T I C I P A N T S

Henri Arif, Lead Independent Director, CITIC Capital Acquisition Corp.

Kevin Kennedy, Chairman and Chief Executive Officer, Quanergy

Patrick Archambault, Chief Financial Officer, Quanergy

P R E S E N T A T I O N

Henri Arif

Good morning. I’m Henri Arif.

Before we turn to Page 5, I’d like to turn your attention to the disclaimer on Page 2.

I am the Lead Independent Director of CITIC Capital Acquisition Corp.

We have done a tremendous amount of due diligence to bring to you, what we believe, is the most valuable company in the LiDAR market. This value is driven by two primary factors. One is that the Company’s technology platform is a true game-changer; and two, the Quanergy management team is the most seasoned and qualified group of leaders we could envision.

We’re excited to be partnering with the team, and are eager to provide Quanergy with the firepower it needs to fund its growth plan. In terms of the valuation, we reflect a $1.1 billion pro forma enterprise value, or 2.0x 2025 projected revenue and 5.6x 2025 projected EBITDA.

When paired with CCAC’s $276 million of cash in trust and the $40 million committed PIPE we just raised, the Company will have $278 million of net cash on its balance sheet. This amount far exceeds the capital the Company needs to reach free cash flow breakeven. I would also note that Quanergy’s existing shareholders will roll 100% of their equity in this transaction.

Moving onto Page 33, just to put the valuation of this transaction in context, we have compared the implied multiples of Quanergy versus publicly traded LiDAR companies and more established providers of mobility and machine vision technologies. Depending on the metric, this transaction is priced at anywhere from 57% to 74% discount to the peer group.

So, not only are we bringing to market a truly unique company, technology platform, and team, we are also offering a very compelling entry valuation.

With that, I would now like to introduce, Kevin Kennedy, CEO of Quanergy.

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Kevin Kennedy

Thank you, Henri, Fanglu, and our CITIC Capital sponsors.

Moving on to Page 7. As a part of the management team, it is a privilege to introduce you to Quanergy. My perspective is informed as a leader having operated large, public companies, completed over 100 acquisitions, and led an important optics company, that is JDS Uniphase.

When I joined Quanergy, there were three compelling company observations that aligned: a very large total available market, a unique and disruptive technology, and the opportunity to create value with a focus on execution and scaling.

With me today is Pat Archambault, our CFO, a former Goldman analyst who covered the automotive sector. Not here on the call, but key to what we will discuss, is Quanergy Co-Founder and Chief Development Officer, Tianyue Yu, who is responsible for driving technical execution.

Now, on to the next page. Quanergy develops smart LiDAR solutions that provide real-time 3D insights for the automotive and IoT markets, including industrial automation, physical security, smart cities, and smart spaces. The Company’s vision has not changed, that is, to democratize 3D perception, and it required a new generation of sensor to do it.

The Company developed a disruptive solid-state LiDAR technology called optical phased array; a platform crucial for high volume economics, reliability, and performance. The early backing by important names in the automotive and IoT technology sectors was driven by the potential of the OPA architecture. Our technology is backed by 30 issued and pending patents.

We engage the market today with three related product categories: mechanical LiDAR for the IoT market, 3D perception software that enables IoT solutions, and solid-state sensors. Both sensor technologies will augment and disrupt existing 2D technologies and as yet unserved markets. Our growing customer and partner base is served by roughly 100 employees, 50% of which are in R&D.

Moving to Page 6, investment highlights, really focus on five factors. The market for 3D sensors providing context for automation/autonomy is vast. We align with estimates in the range of $27 billion by the end of the decade. 3D perception is about existing and new markets seeking rich data — that is, distance, direction, velocity, shape, classification, tracking. And 3D perception can save lives, time, and be monetized.

The second factor is Quanergy has uniquely developed an optical phased array technology that is solid-state, CMOS based, and inherits optimal traits of cost, performance, and reliability as volumes scale. This is what matters to the auto market.

Today, the Company engages new and transitioning markets with an important footprint of product assets; integrated sensor software, high performance mechanical and solid-state sensors. These are markets where there is a growing reach of automation. That is, the IoT market for smart infrastructure and spaces, security and industrial automation, which are large and growing today. The large verticals of the IoT market will be a bridge to the adoption of the auto market.

Our point of departure, and this is really the fourth factor, is an inflection point for growth. In the past year, public investment in standalone LiDAR companies grew by almost $18 billion to enable the next phase of growth for those firms that reached a transition point. Our OPA technology moved from being indoor capable to yielding both short range products for the outdoor applications and security, as well as outdoor demonstration of the technology to 100 meters.

In short, efficacy was demonstrated. A strong year of 10 new product introductions brought the engagement of over 90 trials and evaluations. That is 10x the customer engagement from over one year ago for the IoT market.

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The last factor; a leadership team with proven public company experience is in place, all experienced in scaling high-growth technology companies.

That moves to Page 9. The topic is really that Quanergy is participating in mega trends. Stepping back, these trends start with what cameras cannot do in range or data acquisition, that is, 3D perception. LiDAR augments camera solutions and is disruptive to legacy 2D sensor technology and is particularly potent in enabling safety, automation, and autonomy. It is about the driven dimensionality of data. This transition from 2D to 3D in dimensionality will be like the transition from cell phones to smart phones.

The TAM has two primary legs. Autonomy and automotive on one hand, and IoT on the other. Automotive is ultimately the largest market for LiDAR, but the growth curve is further out in time, resulting in a $10 billion market by 2030. This market is the most demanding in terms of cost, and performance, and reliability.

The IoT market is expected to reach $17 billion by 2030, and it is developing with diverse threads today, fueled by a transition from legacy and 2D sensing to 3D intelligent sensing, enabled by LiDAR and perception software in applications for vertical markets.

The Quanergy business model takes a balanced approach to 3D perception adoption, with tangible IoT solutions today, while positioning for auto and transportation serial production when ready.

That moves me to an update on the optical phased array and solid-state technology on Page 12 of the deck. The automotive market is forecasted to become the largest market, but volumes will depend upon scalability, which means cost, performance, and reliability.

Our OPA is a third generation architecture, from a commercial volume perspective, intended to intercept the target scale and demanding requirements of the automotive market.

To make the optical phased array more tangible, think of an array of antennae, but at a micro scale, with energy or interference patterns that are computer controlled. This phased array electronically forms a beam, steers the beam, and enables the detection. The point is that there are no moving parts.

It is important to realize that the auto industry ships over 20 million phased array radar sensors per year, an important reason why this architecture is seen as the best fit.

On Page 12 of our investor deck, we use this to help visualize the micro scale of our OPA chip. On the left are the gold fingers of an Apple jack, the middle is the most recent generation of our emitter, and on the far right-hand side, is an eight beam solid-state sensor. While other LiDAR providers have prioritized function over economics, Quanergy has a unique fit for purpose product technology. This said, in high volume, economics win in the end. This is the why of the OPA.

Moving to Page 14 and a discussion of our OPA technology as compared to other LiDAR technologies, there are two points to take away when comparing automotive LiDAR. First is Quanergy is the only major LiDAR provider harnessing the power and architectural extensibility of the optical phased array. It is unique and optimized for scale.

The other two categories, because of their architectural inheritances of steering with intervening parts, for example, MEMS mirrors or flashing larger areas with many light sources, Flash, both are disadvantaged in cost, reliability, performance, or adaptive zoom, that is, the ability to concentrate the beam where you want it.

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As an update on our OPA technology and its efficacy in advancement, I’m turning to Page 15. The optical phased array performance has required many advancements and iterations, specifically as it relates to performance outdoors. The emitter is in its fifteenth generation.

OPA efficacy recently accelerated. First, our indoor product arrived in 2019. The first outdoor product in 2020 for short range applications such as people counting and security. In January 2021, the Company with single emitter prototypes demonstrated up to 100 meters outdoors, further advances will follow in 2021, that is, 200 meters in outdoor sunlight. Our emulation work today supports this with confidence. This progress is a gateway to enable Quanergy to engage and update specific industry players at the end of 2021.

Moving on to what is Page 16 in the deck, alignment with automotive industry leaders. First to note is that Quanergy’s early investors included important names, the likes of which you can see here, Aptiv, Daimler, Enterprise, and Sensata. These investors have been Board observers and helped to shape our development roadmaps.

What’s new here, and in the case of Sensata, we recently formed a new collaboration to unlock opportunities in automotive and industrial markets. Sensata has also agreed to participate in our PIPE.

Now moving on to Page 19 and Quanergy in the IoT market. The Quanergy portfolio delivers actionable insights. The foundation begins with highly performant sensors. From these sensors, our Qortex software delivers measurement and insights related to detection, classification, and tracking, to higher layer applications.

Analytics in the form of Quanergy insights, or partner analytics, enable the determination of the next best action. We believe our software-rich solution set is highly differentiating, that is, few sensor companies possess these categories of software. In total, the portfolio of products has increasing relevance to the IoT needs. Now for some examples of IoT solutions.

Page 22 in the deck. The IoT market is a bridge to the future. These are real markets today; over $2 billion in size and growing to double digit billions by the end of the decade. The market is made up of existing technologies in need of augmentation or disruption. In general, these applications are mission-critical and high value, such as security, smart cities and spaces, and industrial automation.

Examples of applications include smart airports, port automation, protecting the perimeters of important infrastructure, mobile robots, and more. In the example of an airport where people are detected, can be tracked and classified, the greater range and accuracy of a Quanergy LiDAR sensor solution can result in a 10x reduction of cost versus cameras. In total we have over 350 customers and over 80 active trials in our IoT markets.

With that, let me hand it over to Patrick.

Patrick Archambault

Great. Thanks, Kevin.

Looking at the revenue on Page 26, there’s really two key messages to take away from the slide. The first is we have a substantial growth opportunity ahead of us, and the second is that we believe our growth assumptions are reasonable, which are based on our pipeline and TAM analysis.

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On the left side of the slide, we show the revenue projections that you can see are really broken down in three waves in terms of the construction of the revenue build. The first layer, which is the dark blue, is the portion of the IoT market that we’ll call flow management, so that’s smart city, smart spaces, security, which are products that have already interacted with the market for some time, so where there is traction, and this makes up about two thirds of our pipeline today.

The second light blue layer is the industrial market, which is actually the largest LiDAR market today, and that’s actually where a lot of our new product is being focused, and where there’s a lot of opportunity to gain share.

Finally, we have the automotive market which begins ramping towards the end of the forecast period, which is consistent with the views of some of our partners in our cap table. On the right side, we show what drives confidence in these projections.

Firstly, pipeline, which is simply the aggregate of individual opportunities identified by our salesforce, and as you can see, our revenue projections are significantly over indexed over the next few years. Then likewise, as we look a little further out, our revenue projections amount to just under 5% of the estimated TAM for both the auto and IoT LiDAR markets.

Finally moving on to Slide 28, which is probably the most important slide within the finance section. Given the number of LiDAR SPAC transactions that have been previously announced, we thought it important to distinguish how Quanergy compares from a financial and valuation perspective.

Firstly, revenue dependency on automotive is clearly much lower, at about 18% in terms of 2025 revenue versus some of the other players, which are in the 80s and 90s. This is not meant to convey skepticism about the automotive opportunity, but rather it’s a reflection of our view that auto will really take until mid-decade to ramp. Of course, here, our end-market diversification is a benefit as we have opportunities that are producing revenue today and give us a growth opportunity near-term as well as long-term.

Secondly, we’re projecting cash use of $90 million to get to breakeven, which is less than what’s in many of these other plans. We think it’s really due to two things. One, is the more balanced business focused on IoT and auto that we have, as well as the fact that we’ve already significantly invested in the high-volume automotive platform for solid-state LiDAR.

Then finally, lastly, with a pro forma enterprise value of $1.1 billion, our transaction is priced at the lower end of the peer group, as you can see, which we believe presents investors not only with a more balanced business model and a lower burn rate, but also an attractive valuation proposition as well.

Kevin Kennedy

Thank you, Pat.

In summary, we believe this is a very large and enduring market that responds to needs for automation, safety/security and response time. Quanergy has created a unique product and compelling technology asset. Product portfolio is poised for growth. This moment and discussion represents an attractive investment opportunity.

We thank you very much for your investment of time.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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